UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)
J. Michael Wolfe AeroGrow International, Inc. 6075 Longbow Drive, Suite 200 Boulder, CO 80301 (303) 444-7755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statments)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00768M103	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) J. Michael Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,496,875
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,496,875
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of AeroGrow International, Inc., a Nevada corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.

Item 2 - Identity and Background

(a)-(f)  This statement on Schedule 13D is filed by J. Michael Wolfe, a United States citizen.  The address of the reporting person is 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.  The principal occupation of the reporting person is Vice President of Operations of the Issuer.  The Issuer’s address is 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.  During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The reporting person used a combination of sources to purchase 180 shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase 90 shares of Series A Stock (the “Warrant”).  The reporting person paid $159,000 in personal funds to partially fund the transaction.  Additionally, the reporting person agreed to convert $21,000 in back wages owed to the reporting person by the Issuer into Series A Stock and the Warrant, for an aggregate purchase price of $180,000.

Item 4 - Purpose of Transaction

(a)-(i) The purpose of the transaction was to acquire the Series A Stock and Warrant.   Each Warrant has a term of five (5) years with an exercise price of $1,250 per share.  The reporting person may exercise the Warrant at any time.  At the election of the reporting person, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4).

Item 5 - Interest in Securities of the Issuer

(a) The aggregate number of shares of common stock of the Issuer the reporting person beneficially owns is 1,496,875,  including shares of common stock issuable upon conversion of the 180 shares of Series A Stock, 90 shares of Series A Stock underlying the Warrant, and 146,875 stock options to purchase common stock exercisable within 60 days hereof.  The aggregate number of shares of common stock of the Issuer the reporting person beneficially owns represents 10.75% of the Issuer’s outstanding common stock after exercise of the Warrant and conversion of the Series A Stock based on 12,425,249 shares of such common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.  As of June 30, 2009, the Issuer had 12,425,249 shares of common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.

(b) The reporting person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The reporting person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The reporting person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c) On June 30, 2009, the reporting person entered into a privately-negotiated agreement with the Issuer pursuant to which the reporting person acquired 180 shares of Series A Stock and a Warrant to purchase 90 shares of Series A Stock.  The reporting person paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.

(d) The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person and the Issuer entered into an Investor Rights Agreement on June 30, 2009 (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights on the shares of common stock underlying the Series A Stock to the reporting person.  The description of the terms of the Investor Rights Agreement are qualified in their entirety by reference to the Investor Rights Agreement (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Item 6).

Item 7 - Material to Be Filed as Exhibits

A.	Certificate of Designations (Incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

B.	Form of Series A Preferred Stock Warrant (Incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

C.	Investor Rights Agreement (Incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2009	By:	/s/ J. Michael Wolfe
J. Michael Wolfe
VP Operations

Attention:  Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)